XT ENERGY GROUP, INC.
No.1 Fuqiao Village, Henggouqiao Town

Xianning, Hubei, China 437012

November 14, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	XT Energy Group, Inc.
Request for Withdrawal Pursuant to Rule 477 of Registration Statement on Form S-1 (File No. 333-229492)

Ladies and Gentleman:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, on behalf of XT Energy Group, Inc. (“we,” “us,” “our,” or the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of our withdrawal of our Registration Statement on Form S-1 (File No. 333-229492) (the “Registration Statement”), because the Company has elected to abandon the transactions subject thereto. The Registration Statement was not declared effective and no securities have been issued or sold under the Registration Statement.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call our legal counsel, Richard I. Anslow, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely, /s/ David Chen David Chen
Chief Operating Officer